150 East 58th Street, 20th Floor, New York, NY 10155 Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791 www.dgipl.com

TAOP Announces Initial Closing of $1.5 Million Private Placement

SHENZHEN, China, Nov. 5, 2018 (GLOBE NEWSWIRE) — Taoping Inc. (NASDAQ: TAOP), a leading provider of internet-based ad distribution and ad display terminal sharing systems in China, today announced the initial closing of a non-brokered private placement of 1 million ordinary shares priced at $1.5 for gross proceeds of $1.5 million, among which 500,000 shares were acquired by Mr. Jianghuai Lin, Chairman and CEO of the Company. The Company announced on September 11, 2018 that it entered into a securities purchase agreement with certain investors, pursuant to which the inventors agreed to purchase an aggregate of 2,000,000 ordinary shares of the Company at a price of $1.50 per share for an aggregate of $3 million. The Company expected that JW Capital Group will purchase the remaining 1 million ordinary shares for $1.5 million before the end of the year.

Net proceeds of the offering will be used primarily to support the Company’s global market expansion.

“We are pleased to close on this funding, the proceeds of which will accelerate our global market expansion.” said Mr. Jianghuai Lin, the Chairman and CEO of TAOP, “Our ‘Smart IoT Terminal – Taoping Net/App – Taoping e-Store’ Eco-system is getting more and more market attention and recognition, we are excited to take our products and business model to a bigger market.”

About Taoping Inc.

Taoping Inc. (formerly known as China Information Technology, Inc.) (Nasdaq: TAOP), is a leading cloud-based ad terminal and service provider of digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market of China. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on the ad display terminals. Connecting cloud-based ad terminal owners, advertisers and consumers, it builds up a resource sharing “Smart IoT Terminal - Taoping Net/ App – Taoping E-store” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

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150 East 58th Street, 20th Floor, New York, NY 10155 Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791 www.dgipl.com

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Iris Yan

Tel: +86-755-8370-4767

Email: IR@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com

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